Exhibit 99.4

NICE Actimize Cloud-Based SURVEIL-X Wins RegTech Asia Insight Awards 2021
for Best e-Comms Surveillance Solution

The award highlighted NICE Actimize SURVEIL-X Communications Surveillance solution’s leading technologies in a very competitive field

Hoboken, NJ, November 8, 2021– NICE Actimize, (Nasdaq: NICE) was named a category winner in A-Team Group's 2021 RegTech Asia Insight Awards for “Best e-Comms Surveillance Solution.” Following its shortlisting by a panel of judges, NICE Actimize and its cloud-based SURVEIL-X Communication Surveillance solution was the recipient of the most online votes in its category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its RegTech advisory board.

The NICE Actimize Communications Surveillance solution uses Natural Language Processing (NLP) and machine learning models tuned for financial markets to more accurately extract conversations’ insights and pinpoint suspicious electronic and voice communications. NICE Actimize’s years of subject matter experience has enabled it to train its models to understand the specialized language used in financial services environments. The solutions language models are based on machine learning, neural network automated speech recognition technology that is trained to understand the language used in financial services environments using customer provided data.

"Providing virtually all communication surveillance coverage requirements in one solution, NICE Actimize’s powerful SURVEIL-X Communication monitors regulated employee communications across all voice and electronic communication channels – turrets, desktop phones, mobile, email, instant messaging, chat, texts, social media, unified communications, and even document attachments,” stated Chris Wooten, Executive Vice President, NICE. “We thank the judges and voters for the RegTech Asia Insight Awards for acknowledging the innovation in our Communication Surveillance solution.”

“Many congratulations to NICE Actimize for winning Best e-Comms Surveillance Solution in our inaugural RegTech Insight Awards APAC 2021. It’s a real vote of confidence from across our readership of 30,000+ senior technology officers and RegTech specialists, who selected NICE Actimize as the clear winner in a very competitive field,” said Andrew Delaney, President and Chief Content Officer of A-Team Group, which hosts the RegTech Insight Awards.

With this year's inaugural competition, the 2021 RegTech Asia Insight Awards honored leading technologies and vendors in a range of regulatory technology categories. The RegTech Asia Awards evaluation criteria for shortlisting considered depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications' RegTech community.

NICE Actimize’s SURVEIL-X Communication seamlessly connects to existing communication archiving systems (both NICE’s and third party) to ingest structured, unstructured, and semi-structured data. The solution’s machine learning capabilities also provide better classification of conversations on business topics and apply relevancy scoring to ensure non-business-related communications are automatically excluded for the analyst. The combination of these capabilities ensures the most relevant conversations are presented, eliminating the false positives generated by pure keyword-based lexicon approaches.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.